UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
         -------------------------------------------------------------
                               (Amendment No. 1)*


                         ARCH COMMUNICATIONS GROUP, INC.
         -------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                   039381108
                                ---------------
                                 (CUSIP Number)

                              Bryan E. Bloom, Esq.
                     W. R. Huff Asset Management Co., L.L.C.
                            67 Park Place, 9TH Floor
                             Morristown, New Jersey
                                 (973) 984-1233
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 July 12, 2000
                              -------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 039381108
                                      13D


1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          W. R. Huff Asset Management Co., L.L.C.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [ ]
3.    SEC USE ONLY

4.    SOURCE OF FUNDS (See Instructions)

      00

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

6.    CITIZENSHIP OF PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES         7.    SOLE VOTING POWER

BENEFICIALLY             8.    SHARED VOTING POWER
                                   8,510,857


OWNED BY EACH            9.    SOLE DISPOSITIVE POWER

REPORTING PERSON         10.   SHARED DISPOSITIVE POWER
WITH                               8,510,857


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                                   8,510,857

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
      EXCLUDES CERTAIN SHARES (See Instructions)


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.35%

14.   TYPE OF REPORTING PERSON (See Instructions)
          IA, OO

                                  SCHEDULE 13D
                                 -------------

ITEM 1.   SECURITY AND ISSUER

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Arch Communications Group, Inc., a Delaware corporaton (the "Issuer"). The principal executive offices of the Issuer are located at 1800 West Park Drive, Suite 250, Westborough, MA 01581. The Statement amends the Schedule 13D filed by W.R. Huff Asset Management Co., L.L.C. ("Huff") on August 2, 1999 and again on February 11, 2000. The information reflected in this Statement is current through August 1, 2000.


ITEM 2.   IDENTITY AND BACKGROUND.

          No change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No change.

ITEM 4.   PURPOSE OF TRANSACTION.

          No change.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended in its entirety as follows:

          (a) The percentages set forth in this Item 5 are based on the Issuer's representation that as of August 10, 2000 there were 63,961,997 shares of Class A Common Stock outstanding and 2,508,652 shares of Class B Common Stock outstanding.

          The Accounts and the Fund, in the aggregate, directly own 7,942,912 shares of Common Stock representing approximately 11.35% of the outstanding Common Stock. The Accounts and the Fund, in the aggregate, own 1,704,006 Participation Warrants, which are exercisable into 567,945 additional shares of Common Stock. Therefore, the Accounts and the Fund, in the aggregate, beneficially own 8,510,857 shares of Common Stock, representing approximately 11.35% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Act).

     (b) Although Huff does not own any of the Common Stock, since Huff has discretionary authority with respect to the investments of the Accounts and is an affiliate of the Fund, Huff has shared power to vote the 8,510,857 shares of Common Stock beneficially owned by the Accounts and the Fund. The information required by Item 2 with respect to Huff is set forth in Item 2 above.

          (c) Since the filing of the Schedule 13D by Huff, the Accounts and the Fund have entered into the following transactions. All of these transactions were effected through the Nasdaq stock market.

          Trade Date     Amount    Action     Price Per Share
          ==========     ======    ======     ===============


          01-27-00        7,100     Sale               $6.25
          02-17-00        1,438     Sale              $10.31
          02-28-00       49,528     Sale              $14.13
          03-01-00       30,007     Sale              $14.54
          03-02-00        5,000     Sale              $14.34
          03-06-00        7,000     Sale              $14.16
          03-07-00       18,000     Sale              $13.45
          03-08-00       92,000     Sale              $13.47
          03-09-00       53,000     Sale              $13.48
          03-10-00       27,500     Sale              $13.54
          03-15-00          300     Sale              $11.94
          04-27-00        6,000     Sale               $7.34
          04-28-00       22,000     Sale               $7.57
          06-12-00       18,500     Sale               $6.03
          06-19-00       15,000     Sale               $6.00
          06-23-00       10,000     Sale               $5.97
          06-26-00        5,000     Sale               $6.13
          06-27-00       20,000     Sale               $6.08
          06-28-00       25,000     Sale               $6.07
          06-29-00       25,000     Sale               $6.08
          06-30-00       27,500     Sale               $6.56
          07-05-00       25,000     Sale               $6.87
          07-06-00       30,000     Sale               $6.60
          07-07-00       50,000     Sale               $6.87
          07-10-00        5,000     Sale               $6.69
          07-11-00       30,000     Sale               $6.67
          07-12-00       45,000     Sale               $6.98
          07-13-00       27,000     Sale               $7.01
          07-17-00       15,000     Sale               $6.32

          (d) The Accounts and the Fund have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. Neither the Fund nor any single Account managed by Huff beneficially owns more than 5% of the Common Stock.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          No change.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          No change.

                                    SIGNATURES
                                   -----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2000


                                        W. R. Huff Asset Management Co., L.L.C.


                                        By: /s/ Bryan Bloom
                                           ------------------------------------
                                               Name:  Bryan Bloom
                                               Title: Counsel